UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

PARASOL investments Corporation

(Exact name of Registrant as specified in its charter)

Delaware	000-56036	85-1083654
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road

Suite 324A

Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 9, 2021

Parasol Investments Corporation

2255 Glades Road, Suite 324A

Boca Raton, FL 33431
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 9, 2021

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Parasol Investments Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PARASOL investments Corporation. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Parasol Investments Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Secretary, Chief Executive Officer, Chief Financial Officer and Director

Boca Raton, Florida
February 9, 2021

INTRODUCTION

This Information Statement is being mailed on or about February 9, 2021, to the holders of record as of February 9, 2021, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Parasol Investments Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed share exchange to be completed by and among the Company, SmartKem Limited (“SmartKem”), a private company incorporated under the Laws of England and Wales, and the former shareholders of SmartKem, pursuant to which all of the equity interests in SmartKem, except certain “deferred shares” which have no economic or voting rights (“Deferred Shares”) and which are expected to be purchased by the Company for an aggregate purchase price of $1.40, are expected to be exchanged for shares of our common stock, par value $0.0001 per share (“Common Stock”), with SmartKem continuing as our wholly owned subsidiary (the “Exchange”). The Exchange would occur pursuant to a Share Exchange Agreement expected to be entered into by and among the Company, SmartKem and the shareholders of SmartKem (the “Exchange Agreement”).

Pursuant to the terms of the proposed Exchange Agreement, it is expected that all outstanding shares of capital stock of SmartKem, except the Deferred Shares which are expected to be purchased by the Company, as described above, will be exchanged for 12,725,000 shares of our Common Stock, such that the holders of SmartKem equity before the proposed Exchange will own approximately 83.6% of the outstanding shares of our Common Stock after the Exchange (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Exchange (the “Proposed Offering”)).

The proposed Exchange Agreement contemplates a change in the composition of the entire Board at the closing of the Exchange (the “Closing”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Exchange Agreement, immediately following the Closing, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) persons and appoint Ian Jenks, Robert Bahns, Simon King, Klaas de Boer and Barbra C. Keck as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Exchange Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Exchange Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Exchange. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of February 9, 2021, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Exchange Agreement by and among the Company, SmartKem and shareholders of SmartKem, at the Closing of the Exchange, SmartKem will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Exchange Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Exchange will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Exchange Agreement contemplates a change in the composition of the entire Board at the Closing. Pursuant to the terms of the proposed Exchange Agreement, immediately following the Closing, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) and elect Ian Jenks, Robert Bahns, Simon King, Klaas de Boer and Barbra C. Keck to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Exchange Agreement as well as the election of the directors proposed to take office as of the Closing, the consummation of the proposed Exchange would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Exchange Agreement is subject to the execution and delivery of the proposed Exchange Agreement by the parties thereto and to the satisfaction of the conditions to closing to be set forth in the proposed Exchange Agreement. There can be no assurance that the proposed Exchange Agreement will be executed and delivered or the Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Exchange Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by SmartKem prior to the Closing.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	44	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	57	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer and a Director of Parc Investments, Inc., since August 21, 2020, and of Laffin Acquisition Corp. and of Patricia Acquisition Corp since November 9, 2020. Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, and of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a director of the Company since inception. Mr. Tompkins has also served as a Director of Parc Investments, Inc., since August 21, 2020, and of Laffin Acquisition Corp. and of Patricia Acquisition Corp since November 9, 2020. Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, and of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Exchange

Upon the consummation of the Exchange, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Ian Jenks	66	Chairman of the Board and Chief Executive Officer
Robert Bahns	56	Chief Financial Officer and Director
Beverley Brown, Ph.D.	58	Chief Scientist
Simon Ogier, Ph.D.	46	Chief Technology Officer

Non-Employee Directors
Simon King, Ph.D.	36	Director
Klaas de Boer	55	Director
Barbra C. Keck	43	Director

Executive Officers

Ian Jenks has served as SmartKem’s Chief Executive Officer since December 2017 and as a member of SmartKem’s board of directors since October 2014. Mr. Jenks has more than 30 years of board-level experience in the industrial technology industry and has served as chief executive officer of companies operating in the United States and Europe. Mr. Jenks founded and since August 2010 has acted as the chief executive officer of Ian Jenks Limited, a consulting company providing consulting services to companies in the industrial technology industry. Mr. Jenks has been a director of Techstep ASA, a provider of managed mobile services in the Nordics, Paysafe plc., an international provider of payment processing services, and Brady plc, a provider of commodity trading software. Mr. Jenks also has served and continues to serve as a director of a number of private companies. Mr. Jenks received a B.Sc. in Aeronautical Engineering from Bristol University. We believe that Mr. Jenks’s significant management experience and experience in the technology industry qualify him to serve on SmartKem’s board of directors.

Robert Bahns has served as SmartKem’s Chief Financial Officer since February 2020 and as a member of SmartKem’s board of directors since February 2020. From November 2018 until January 2020, he was the chief financial officer of WaveOptics, Ltd., a developer of waveguides and projectors for augmented reality glasses. From April 2005 until he joined WaveOptics full-time, he was an investment partner at Imperial Innovations Ltd., a business investing in university technology start-ups, which was acquired by IP Group plc in December 2017 at which point he became a partner of IP Group plc. Mr. Bahns received an M.A. in Electrical Sciences from the University of Cambridge and an M.B.A. from INSEAD. We believe that Mr. Bahns’ experience as a chief financial officer and his understanding of the financial and operating challenges of companies like ours qualify him to serve on SmartKem’s board of directors.

Beverley Brown, Ph.D. has served as SmartKem’s Chief Scientist since July 2014. She provides services to SmartKem through her consulting company, B Brown Consultants Ltd. Prior to joining SmartKem, she held a number of research and development positions with increasing responsibilities at Imperial Chemical Industries Ltd. (“ICI”), Zeneca Group PLC and at the Avecia Group PLC. She formed BAB Consultants Ltd in 2006 and for approximately eight years provided consulting services to a number of chemical companies, as well as to the U.K. government and CPI. Dr. Brown has worked in the field of organic semiconductor technology and in the area of printable electronics for almost 20 years. Dr. Brown holds a Ph.D. in Organic Chemistry from the University of Glasgow.

Simon Ogier, Ph.D. has served as SmartKem’s Chief Technology Officer since June 2019. From August 2015 to June 2019 Dr. Ogier was CTO at NeuDrive Limited, a developer of organic semiconductor materials for sensor and other electronic applications, where he was responsible for the development of processes to fabricate OTFTs and to integrate them into biosensor devices. From April 2007 to July 2015, Dr. Ogier was Head of Research and Development within the U.K.’s Printable Electronics Technology Centre (“PETEC”) at CPI. He was responsible for the establishment of the PETEC facility and for developing the technical programs of work to build a capability within the U.K. for printed/plastic electronics processing. Dr. Ogier is a member of the IEC TC119 standards committee for Printed Electronics, leading the development of international standard IEC62899-203 (Semiconductor Ink) and is a Fellow of the Institute of Physics. Dr. Ogier has over 19 years of experience developing high performance organic semiconductors for transistor applications. Dr. Ogier has co-authored a number of journal articles and is a co-inventor on a number of patents families. He received a bachelor’s degree and Ph.D. in Physics from the University of Leeds.

Non-Employee Directors

Simon King, PhD. has served as a member of SmartKem’s board of directors since July 2014. Since January 2012, Dr. King has been a partner of Octopus Investments Limited, a venture capital firm. Dr. King received his M.A. and M.Sc. in Physics from Cambridge University and his Ph.D. in Physical Chemistry from Imperial College London. We believe that Dr. King’s investment experience and expertise in organic semiconductors qualify him to serve on SmartKem’s board of directors.

Klaas de Boer has served as a member of SmartKem’s board of directors since December 2017. Since January 2008, Mr. de Boer has served as the managing partner of Entrepreneurs Fund Management LLP, a venture capital firm. Mr. de Boer served as a director of Lifeline Scientific Inc. and Heliocentris Energy Solutions AG. Mr. de Boer has been a venture capitalist for more than 20 years. Mr. de Boer received his M.Sc. degree in Applied Physics from Delft University of Technology and his M.B.A. from INSEAD. We believe that Mr. de Boer’s venture capital experience, experience with complex technology companies and previous experience as a director of publicly traded companies qualify him to serve on SmartKem’s board of directors.

Barbra C. Keck is expected to become a member of SmartKem’s board of directors prior to the Closing of the Exchange. From January 2009 until May 2020, she held positions of increasing responsibility at Delcath Systems, Inc., an interventional oncology company, starting as Controller and ultimately becoming a senior vice president in March 2015 and chief financial officer in February 2017. Ms. Keck received an M.B.A. in Accountancy from Baruch College and a Bachelor of Music in Music Education from the University of Dayton. We believe that Ms. Keck’s prior experience as a chief financial officer of a public company and her status as an audit committee financial expert qualify her to serve on SmartKem’s board of directors.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Exchange Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to five (5) authorized directors immediately following the Closing. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Exchange, we expect that we will amend and restate our Certificcate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors as follows:

●	Class I director will be Dr. King;
●	Class II directors will be Mr. Bahns and Mr. de Boer; and
●	Class III directors will be Mr. Jenks and Ms. Keck.

At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors.

Transactions with Related Persons

Parasol Investments Corporation

On May 14, 2020, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On May 14, 2020, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall not accrue on the outstanding principal amount of the note except if an Event of Default (as defined in the note) has occurred. In the event of an Event of Default, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of February 9, 2021, the total amount due under the note was $47,500.

The Company currently uses the office space and equipment of its management at no cost.

SmartKem Limited, Inc.

As described above, our proposed new members of the Board are Ian Jenks, Robert Bahns, Simon King, Klaas de Boer and Barbra C. Keck. In addition,. Ian Jenks, our proposed Chief Executive Officer following the Exchange, is the Chief Executive Officer of SmartKem; Robert Bahns, our proposed Chief Financial Officer, is the Chief Financial Officer of SmartKem; Beverley Brown, Ph.D., our proposed Chief Scientist following the Exchange, is the Chief Scientist of SmartKem; and Simon Ogier, Ph.D, our proposed Chief Technology Officer following the Exchange, is the Chief Technology Officer of SmartKem.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, following the proposed Exchange, Ian Jenks and Robert Bahns would not be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on May 13, 2020 and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2020. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2020, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Exchange, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Exchange and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise five (5) directors, Ian Jenks, Robert Bahns, Simon King, Klaas de Boer and Barbra C. Keck

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Parasol Investments Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida, Attention: Board of Directors. Following the proposed Exchange, stockholders may send communications to the Board by writing to SmartKem, Inc., Manchester Technology Center, Hexagon Tower, Delaunays Road, Blackley Manchester, M9 8GQ U.K., Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Exchange, we expect that certain outstanding options will be exercised for SmartKem ordinary shares and exchanged pursuant to the Exchange and that certain additional options will be exchanged for new options under the new equity incentive plan described in the following sentence. In connection with the Exchange we expect to adopt a new equity incentive plan proposed by SmartKem that would be effective upon completion of the proposed Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Exchange

The following table sets forth the number of shares of our Common Stock beneficially owned as of February 9, 2021 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of February 9, 2021, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Exchange	Percentage of Common Stock Beneficially Owned Pre-Exchange
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95%
All directors and executive officers as a group (2 persons)		5,000,000	100%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Exchange

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of February 9, 2021, assuming the consummation of the proposed Exchange on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 15,275,000 shares of Common Stock issued and outstanding following the proposed Exchange, which includes the anticipated forfeiture and cancellation of 2,450,000 shares and 50,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o SmartKem, Inc., Manchester Technology Center, Hexagon Tower, Delaunays Road, Blackley Manchester, M9 8GQ U.K.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% Stockholders
Octopus Titan VCT plc 33 Holborn, London EC1N 2HT	6,429,932	42.1%
Entrepreneurs Fund LP 4th Floor Michelin House, 81 Fulham Road, London SW3 6RD	3,585,252	23.5%
Mark Tompkins App. 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland	2,150,000	14.1%

Expected Directors and Named Executive Officers
Ian Jenks	633,880	4.1%
Robert Bahns	118,852	*
Simon Ogier	198,087	1.3
Beverley Brown (1)	198,088	1.3
Simon King (2)	6,476,028	42.4
Klaas de Boer (3)	3,585,252	23.5%
Barbra C. Keck		-
All expected directors and executive officers as a group (7 persons)	11,210,187	72.5%

*	Represents beneficial ownership of less than one percent.

(1)	Includes 20,002 shares of our common stock and options to acquire 178,086 shares of our common stock exercisable within 60 days of February 9, 2021 held by Dr. Brown’s consulting company over which she has sole voting and dispositive power.

(2)	Consists of 6,429,932 shares of our common stock held by Octopus Titan VCT Plc and 46,096 shares of our common stock held by Octopus Investments Nominees Limited (collectively, the “Octopus Funds”). Dr. King is a partner of Octopus Investments Limited (“Octopus”), which is the manager of each of the Octopus Funds. Through his position with Octopus, Dr. King is deemed to control the voting and disposition of the shares of our common stock held by the Octopus Funds. Dr. King disclaims beneficial ownership of the shares of our common stock held by the Octopus Funds except to the extent of his pecuniary interest therein.

(3)	Consists of 3,585,252 shares of our common stock held by Entrepreneurs Fund LP (the “Entrepreneurs Fund”). Mr. de Boer is the managing partner of Entrepreneurs Fund Management LLP (“Entrepreneurs”), which is the advisor to the Entrepreneurs Fund. Through his position with Entrepreneurs, Mr. de Boer is deemed to control the voting and disposition of the shares of our common stock held by the Entrepreneurs Fund. Mr. de Boer disclaims beneficial ownership of the shares of our common stock held by the Entrepreneurs Fund except to the extent of his pecuniary interest therein.

Changes in Control

Except as contemplated by the proposed Exchange Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Parasol Investments Corporation

Dated: February 9, 2021	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director